August 31, 2007
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sebastian Gomez Abero

Re:	Critical Therapeutics, Inc.
Registration Statement on Form S-3
Filed August 21, 2007
File No. 333-145608
Ladies and Gentlemen:
On behalf of Critical Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment contained in the letter dated August 27, 2007 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Frank E. Thomas, the Company’s President and Chief Executive Officer, with respect to the Registration Statement referenced above (the “Registration Statement”). The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.
1.	The company may register the securities for resale on Form S-3 only if it is eligible to use Form S-3 for a primary offering. Please provide us your analysis as to whether the company is eligible to use Form S-3 for a primary offering.

Response:

The Company hereby advises the Staff that it meets the requirements for use of Form S-3 for a primary offering of securities pursuant to General Instructions I.A. and I.B.1. of Form S-3.

General Instruction I.A.

As required by General Instruction I.A. of Form S-3, the Company confirms the following:
1.	The Company is incorporated under the laws of the State of Delaware and has its principal business operations in the United States.

2.	The Company’s common stock, $0.001 par value per share (the “Common Stock”), is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

3.	The Company:

Securities and Exchange Commission
August 31, 2007

(a)	has been subject to the requirements of Section 12 of the Exchange Act and has filed all material required to be filed pursuant to Section 13, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the Registration Statement; and

(b)	has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K. The Company has not used Rule 12b-25 under the Exchange Act with respect to a report or a portion of a report during the twelve calendar months and any portion of a month immediately preceding the filing of the Registration Statement.
4.	Not applicable.

5.	Neither the Company nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the Company and its consolidated subsidiaries were included in a report pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted: (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the Company and its consolidated and unconsolidated subsidiaries, taken as a whole.

6.	Not applicable.

7.	Not applicable.

8.	The Company has filed with the Commission all required electronic filings pursuant to Rule 101 of Regulation S-T.
General Instruction I.B.1.

As required by General Instruction I.B.1. to Form S-3, the Company confirms that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company is $75 million or more based on the last reported sale price of the Company’s Common Stock on the NASDAQ Global Market as of a date within 60 days prior to the date of filing of the Registration Statement. The applicable calculation is as follows:

Shares of Common Stock	Last Reported Sale Price of	Aggregate Market Value of
Held by Non-affiliates as of	Common Stock as of	Common Stock Held by
August 17, 2007	August 15, 2007	Non-affiliates
34,616,262	$2.51	$86,886,818

Securities and Exchange Commission
August 31, 2007

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.
Very truly yours,
/s/ Brian A. Johnson
Brian A. Johnson

cc:	Scott B. Townsend
Steven D. Singer